Exhibit 99.1

Adlai Nortye Announces First Patient Dosed in Intermittent Weekly Dosing Arm of Global Phase 1 Trial of Pan-RAS(ON) Inhibitor AN9025

First patient dosed in intermittent QW dosing arm with AN9025

Intermittent dosing offers a differentiated approach in the pan-RAS(ON) inhibitor space and may widen the therapeutic window based on preclinical data

Both QD and QW arms are now enrolling

SINGAPORE and NORTH BRUNSWICK, N.J., July 16, 2026 (GLOBE NEWSWIRE) – Adlai Nortye Ltd. (NASDAQ: ANL) (“Adlai Nortye” or the “Company”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced that the first patient has been dosed in the United States in the intermittent weekly dosing (QW) arm of the ongoing Phase 1 clinical trial of AN9025, a pan-RAS(ON) inhibitor.

“Dosing the first U.S. patient with AN9025 on an intermittent weekly schedule is a significant milestone and advances our clinical strategy to evaluate AN9025 with a differentiated approach. We believe based on our preclinical data that weekly dosing could widen the therapeutic window, enabling higher dosing and/or improving tolerability and combinability by giving normal tissue a break while maintaining tumor RAS-signaling inhibition,” said Dr. Archie Tse, President, Head of Research and Development at Adlai Nortye. “We look forward to efficiently progressing the global clinical development of AN9025 and generating meaningful data to support its future advancement. We continue to plan to share initial Phase 1 dose escalation data in 1H27 from the QD arm, with a potential early look at the QW arm.”

The Phase 1 study is a first-in-human, multicenter, open-label trial designed to evaluate the safety, tolerability, pharmacokinetics and anti-tumor activity of AN9025 in patients with advanced or metastatic solid tumors harboring RAS mutations. This trial is being conducted by Adlai Nortye in collaboration with Jiangsu Aosaikang Pharmaceutical Co. Ltd. (“ASK Pharm”) as a multi-regional clinical trial (“MRCT”) pursuant to a license agreement, under which Adlai Nortye retains ex-China rights to AN9025, while ASK Pharm holds rights in mainland China, Hong Kong and Macao. With this announcement, both the QD and QW dose escalation arms are currently enrolling.

About AN9025

AN9025 is an oral small molecule pan-RAS(ON) inhibitor with best-in-class potential, designed to target a broad spectrum of RAS mutations across various tumor types. Preclinical studies have demonstrated that AN9025 effectively inhibits RAS-mutant cancers with potent and durable efficacy, including pancreatic, lung, and colorectal adenocarcinomas, and shows comparable or superior results relative to a benchmark agent of the same class.

About Adlai Nortye

Adlai Nortye (NASDAQ: ANL) is a global clinical-stage biopharmaceutical company dedicated to developing innovative cancer therapies. The company is building a rich and robust pipeline of drug candidates covering two key therapeutic areas:

1) Precision RAS pathway targeted therapies: including the oral pan-RAS(ON) inhibitor AN9025, and the CEACAM5-targeting ADC AN4035 engineered from the Company’s proprietary RASiCA™ (RAS Inhibitor Conjugated Antibody) platform, which efficiently delivers a potent pan-RAS(ON) inhibitor to the tumor site.

2) Next-generation PD-1/L1 pathway modulating immunotherapies: including AN8025, a multi-functional fusion protein that simultaneously modulates T cells and antigen-presenting cells, and AN4005, a first-in-class oral PD-L1 inhibitor.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:
Investor Relations:
ir@adlainortye.com